June 15, 2009

VIA EDGAR AND FAX
(703) 813-6967

Mr. J. Nolan McWilliams
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Mr. Daniel Morris
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           CSX Corporation
Form 10-K for the fiscal year ended December 26, 2008
Filed February 19, 2009
Schedule 14A filed March 24, 2009
File No. 001-08022

Dear Mr. McWilliams and Mr. Morris:

CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated June 2, 2009, with respect to the above-referenced filings.  CSX believes this letter responds fully to the staff’s comments and provides supplemental information as requested.  For the convenience of the staff, each comment is set forth below, followed by the Company’s response.

Form 10-K for the year ended December 26, 2008

Risk Factors, page 8

1.
We note your disclosure in the first paragraph of this section that the risks discussed “are not the only risks facing the company.”  All material risks should be discussed in this section.  If risks are not deemed material, you should not reference them.  Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks.

CSX RESPONSE

In future filings, CSX will revise the opening paragraph within Item 1A. Risk Factors of Form 10-K to clarify that all known material risks are disclosed.

Item 15. Exhibits, Financial Statement Schedules, page 142

2.
We note Exhibit 10.34, the Revolving Credit Agreement dated May 4, 2006, incorporated by reference to Exhibit 99.1 of Form 8-K filed May 9, 2006. We are unable to locate the schedules and exhibits referenced in the table of contents of the agreement. Please refile the exhibit to include the omitted schedules and exhibits.  Further, please confirm that in future filings you will file the material agreements in their entirety, including schedules, exhibits, appendices, and annexes.

CSX RESPONSE

As discussed with Nolan McWilliams on June 8, CSX will file an amended Form 8-K with the schedules and exhibits referenced.  CSX expects to file the amended Form 8-K no later than June 19, 2009.  In future filings, CSX will file material agreements in their entirety, including schedules, exhibits, appendices, and annexes.

Schedule 14A

Compensation Discussion & Analysis, page 17

3.
We note that you have disclosed your operating income target. However, your disclosure in the final paragraph on page 25 and the second paragraph on page 26 appears to indicate that the MICP also requires attainment of certain financial metrics related to revenue, earnings per share, operating ratio, cash flow and the performance of subsidiaries. Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your named executive officers to earn their short term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

CSX RESPONSE

CSX confirms that in future filings, as part of its discussion regarding compensation paid to the named executive officers (“NEOs”) under the Company’s 2009 Management Incentive Compensation Plan (the “2009 Plan”), it will quantify the specific financial and other strategic targets that were necessary in order for the NEOs to receive payouts under the Plan for which disclosure would not result in competitive harm.

However, CSX believes disclosure of three of the eighteen strategic goals under the 2009 Plan would not provide investors with additional insight into the Company’s compensation practices, but would cause significant competitive harm.  The strategic goals in question relate to safety measure improvements and a specific customer service measure.  If the Company were forced to publicly disclose this otherwise confidential information, it would enable our competitors to use it to compete against the Company in ways currently unavailable to them. CSX believes the disclosure of such information would not only cause competitive harm, but would ultimately cause harm to the shareholders as well.

4.
We note your disclosure in the fifth paragraph under “Long-Term Incentives” on page 27.  You disclose that for the 2006-2008 cycle earnings per share was an additional financial measure used to adjust long-term incentive compensation and that for the 2007-2009 cycle cumulative operating income targets will be used to adjust long-term incentive compensation.  We note that, although you have disclosed your actual earnings per share in the 2009 proxy, you have not disclosed the earnings per share target.  Please confirm that you will disclose all targets related to long-term incentive compensation, including the cumulative operating income targets, in the 2010 proxy. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) 01 Regulation S-K, please provide us with a detailed explanation for such conclusion.

CSX RESPONSE

CSX confirms that in its 2010 Proxy Statement, as part of its discussion regarding compensation paid to the NEOs under the Company’s 2007-2009 Long-term Incentive Compensation Plan (the “2007-2009 Plan”), it will quantify the operating ratio target, cumulative operating income targets and other strategic goals that were necessary in order for the NEOs to receive payouts under the plan for which disclosure would not result in competitive harm.

However, the Company believes that the disclosure of one of the eleven strategic goals would cause significant competitive harm.  The specific goal relates to the Company’s targeted pricing levels compared to peer companies.  If the Company were forced to publicly disclose otherwise confidential information, CSX believes it would enable our competitors and our customers to leverage this information in ways that would put the Company at a competitive disadvantage. CSX believes the disclosure of such information would not only cause competitive harm, but would ultimately cause harm to the shareholders as well. Additionally, the strategic goals are unweighted and are to be used by the Compensation Committee in determining whether or not to reduce the amount of any payout earned based on the financial target.

Conclusion

CSX believes that the above responds fully to the comments of the staff and intends to address all comments in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-1507 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ Carolyn T. Sizemore
Carolyn T. Sizemore
Vice President & Controller
CSX Corporation

cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation

Lisa Mancini
Senior Vice President Human Resources
CSX Corporation

Oscar Munoz
Executive Vice President  & Chief Financial Officer
CSX Corporation